Exhibit 99.8

SRK Consulting (Canada) Inc. Suite 2200 - 1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

Project Number: CAPR001101

Vancouver, B.C.

To:

Ontario Securities Commission

Alberta Securities Commission

Autorite des Marches Financiers

British Columbia Securities Commission

United States Securities and Exchange Commission

CONSENT of QUALIFIED PERSON

I, Andre Marcel Deiss, do hereby consent to the public filing by Sierra Metals Inc. (the “Company”) of the technical report prepared in accordance with NI 43-101 titled, “Preliminary Economic Assessment, Yauricocha Mine, Yauyos Province, Peru” with an effective date of March 31, 2021 (the “Technical Report”).

I also consent to the use of extracts from, or a summary of, the Technical Report in the Company’s press release dated January 20, 2022 (the “Press Release”).

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this day of March 1, 2022.

[“original signed”]

__________________________

Andre Marcel Deiss, BSc. (Hons)

Pr. Sci. Nat., MSAIMM

Principal Consultant

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